# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: OneConnect Financial Technology Co., Ltd., CIK 0001780531
CUSIP: 68248T204
Title of class of securities: Ordinary Shares, par value US$0.00001 per share, represented by American Depositary Shares
Address of issuer's principal executive offices: 21/24F, Ping An Finance Center, No. 5033 Yitian Road, Futian District, Shenzhen, Guangdong, China (F4), 518000
Date of event which requires filing of this statement: 09/23/2025
Amends the filing with accession number 0001104659-25-021530
Filed by CIK 0001802730
Persons authorized to receive notices and communications: Yanmei Dong, Maples Corporate Services (BVI) Limited, Kingston Chambers, P.O. Box 173, Road To, Tortola, Virgin Islands British (D8), VG1110, 86 755 2262 7970

## Reporting persons
- Bo Yu Limited (CIK 0001802730): type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: working capital (WC), other (OO); sole voting power 541,138,998; shared voting power 0; sole dispositive power 541,138,998; shared dispositive power 0; aggregate amount beneficially owned 541,138,998 (46.3% of the class)
  Comment: 1. Each of row 7, 9 and 11 represents the Ordinary Shares reported by Bo Yu Limited ("Bo Yu") including (i) 353,077,356 Ordinary Shares of the Issuer held of record by Bo Yu, and (ii) up to 188,061,642 Ordinary Shares of the Issuer that Bo Yu has the right to acquire upon exercise of the Offshore Call Options (as defined below) at any time.
  
  Pursuant to the amended and restated option agreement dated May 12, 2021 (the "Amended and Restated Option Agreement"), each of the shareholders of Yi Chuan Jin Limited ("Yi Chuan Jin," a British Virgin Islands company that owns 100% of the equity interests in Sen Rong Limited, which held of record 188,061,642 Ordinary Shares of the Issuer as of March 31, 2024), has granted call options (the "Offshore Call Options"), to Bo Yu over his or her respective 5,000 Ordinary Shares in the issued share capital of Yi Chuan Jin (representing 100% of his/her shares in Yi Chuan Jin), and all securities in Yi Chuan Jin which are derived from such shares after the date of the Amended and Restated Option Agreement and of which he/she is the beneficial owner or to which he/she is entitled from time to time. Bo Yu may exercise the Offshore Call Options, in whole or in part, according to the following schedule: (a) up to 50% of the Offshore Call Options may be exercised from the date of the Amended and Restated Option Agreement until the third anniversary thereof; and (b) 100% of the Offshore Call Options may be exercised, during the period commencing immediately after the third anniversary of the date of the Amended and Restated Option Agreement and ending on the tenth anniversary of the first day of such period, or such other period as extended by Bo Yu.
  
  2.Row 13 represents the percentage calculated based on 1,169,980,653 Ordinary Shares of the Issuer issued and outstanding as of September 19, 2025, as reported by the Issuer in the transaction statement on Form 13E-3 filed with the Securities and Exchange Commission on September 23, 2025 (the "Form 13E-3 Amendment No.3").
- Ping An Insurance (Group) Company of China, Ltd. (CIK 0001301951): type of reporting person: corporation (CO), insurance company (IC), parent holding company or control person (HC); citizenship or place of organization: China (F4); source of funds: working capital (WC), other (OO); sole voting power 605,394,156; shared voting power 0; sole dispositive power 605,394,156; shared dispositive power 0; aggregate amount beneficially owned 605,394,156 (51.7% of the class)
  Comment: 1. Each of row 7, 9 and 11 represents the Ordinary Shares reported by Ping An Insurance (Group) Company of China, Ltd. ("Ping An") including (i) 353,077,356 Ordinary Shares of the Issuer held of record by Bo Yu, (ii) up to 188,061,642 Ordinary Shares of the Issuer that Bo Yu has the right to acquire upon exercise of the Offshore Call Options at any time, (iii) 22,687,368 Ordinary Shares (in the form of 756,245.6 ADSs) of the Issuer held of record by China Ping An Insurance Overseas (Holding) Limited ("PAOH"), and (iv) 41,567,790 Ordinary Shares of the Issuer (in the form of 1,385,593 ADSs) held of record by Lanbang Investment Company Limited ("Lanbang"), which one of Ping An's indirectly wholly owned subsidiary, An Ke Technology Company Limited ("An Ke Technology") has the right to acquire upon exercise of the Lanbang Offshore Call Options (as defined below).
  
  PAOH is a limited liability company incorporated in Hong Kong with its registered business address at Suite 2318, 23rd Floor, Two International Finance Centre, 8 Finance Street, Central, Hong Kong. Ping An ultimately wholly owns PAOH and Bo Yu. As such, Ping An is deemed as the beneficial owner of the Ordinary Shares of the Issuer held by PAOH and Bo Yu.
  
  Lanbang is a company incorporated in the British Virgin Islands directly held by Mr. Jingkui SHI and Mr. Xuelian YANG as to 50% and 50%. Each of Mr. Jingkui SHI and Mr. Xuelian YANG has granted an option to An Ke Technology to purchase up to 100% of his shares in Lanbang ("Lanbang Offshore Call Options"). The Lanbang Offshore Call Options are exercisable at any time, in whole or in part, during the period commencing on November 1, 2024 and ending on October 31, 2034. An Ke Technology is indirectly wholly owned by Ping An. As such, Ping An is deemed as the beneficial owner of the Ordinary Shares of the Issuer (in the form of ADSs) held by Lanbang.
  
  2.Row 13 represents the percentage calculated based on 1,169,980,653 Ordinary Shares of the Issuer issued and outstanding as of September 23, 2025, as reported on the Form 13E-3 Amendment No.3.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, par value US$0.00001 per share, represented by American Depositary Shares
Name of issuer: OneConnect Financial Technology Co., Ltd.
Address of issuer's principal executive offices: 21/24F, Ping An Finance Center, No. 5033 Yitian Road, Futian District, Shenzhen, Guangdong, China (F4), 518000
Comment: This Amendment No. 3 (this "Amendment") amends and supplements the statement on Schedule 13D, filed by the Reporting Persons on March 7, 2025, Amendment No. 1 to Schedule 13D and Amendment No. 2 to Schedule 13D, filed by the Reporting Persons on June 26, 2025 (the "Original Schedule 13D").

## Item 2. Identity and Background
Name of person filing: There is no update or amendment to this Item 2(a).
Residence or business address: There is no update or amendment to this Item 2(b).
Present principal occupation or employment: There is no update or amendment to this Item 2(c).
Criminal convictions in the last five years: There is no update or amendment to this Item 2(d).
Civil proceedings (securities laws) in the last five years: There is no update or amendment to this Item 2(e).
Citizenship: There is no update or amendment to this Item 2(f).

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: There is no update or amendment to this Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

Scheme Document

As previously disclosed, Bo Yu and the Issuer made a joint announcement on May 15, 2025 (the "Joint Announcement") that Bo Yu has requested the Issuer's board of directors to put forward a proposal (the "Proposal") to the holders of all Ordinary Shares (including the Ordinary Shares represented by the ADSs) other than the Ordinary Shares held by Bo Yu (for the privatization of the Issuer by way of a scheme of arrangement (the "Scheme") under Section 86 of the Companies Law of the Cayman Islands.

On September 23, 2025, Bo Yu and the Issuer jointly issued a scheme document (the "Scheme Document") formally proposing the Share Proposal and the Scheme. The Scheme Document contains detailed descriptions of the Share Proposal and the Scheme (which, in substance, are being proposed on the terms previously disclosed in the Joint Announcement). The Scheme Document has been filed with the Securities and Exchange Commission as an exhibit to the transaction statement on Form 13E-3 Amendment No.3.

As described in more detail in the Scheme Document, a court meeting and an extraordinary general meeting of shareholders of the Issuer are expected to be held in connection with the Share Proposal and the Scheme on October 28, 2025. The respective notices of the court meeting and the extraordinary general meeting are set out in the Scheme Document. A court hearing of the petition to sanction the Scheme is expected to be held in the Grand Court of the Cayman Islands on November 14, 2025. Subject to all the conditions of the Share Proposal and the Scheme being fulfilled or waived, as applicable, the Scheme is expected to become effective on or about November 19, 2025.

This item is qualified in its entirety by reference to the Scheme Document, which is attached hereto as Exhibit 99.5 and is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Rows (11) and (13) of the cover pages of this Amendment are hereby incorporated by reference into this Item 5(a).
Number of shares as to which each person has sole or shared power to vote or dispose: Rows (7) to (9) of the cover pages of this Amendment are hereby incorporated by reference into this Item 5(b).
Transactions in the class effected during the past sixty days: Except as disclosed in the Original Schedule 13D, as amended by this Amendment, none of the Reporting Persons or, to their knowledge, any of the persons listed in (a) of Item 2, has effected any transactions relating to the Ordinary Shares since the filing of the Original Schedule 13D.
Other persons with the right to receive dividends or sale proceeds: Except as disclosed in this Item 5, to the knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth and/or incorporated by reference in Item 4 of the Original Schedule 13D, as amended by this Amendment, is hereby incorporated by reference into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Original Schedule 13D is hereby amended by adding the following:
Exhibit 99.4 Scheme Document, dated September 23, 2025 (https://www.sec.gov/Archives/edgar/data/1780531/000110465925092283/tm2519685d8_ex99-a31.htm)

## Signatures
- Bo Yu Limited: /s/ Dong Yanmei, Dong Yanmei/Director (09/25/2025)
- Ping An Insurance (Group) Company of China, Ltd.: /s/ Xie Yonglin, Xie Yonglin/Executive Director, President and Co-CEO (09/25/2025)